File No. 001-33459

October 14, 2011

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3720
Washington, DC 20549

Re:	Skilled Healthcare Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 14, 2011
Form 8-K
Filed September 8, 2011
File No. 001-33459

Dear Mr. Spirgel:

This letter is provided by Skilled Healthcare Group, Inc. (the “Company”) in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter dated October 6, 2011, regarding the Company's above-referenced Current Report on Form 8-K. The Company's response to the Staff's comment is set forth below following a bold italicized restatement of the Staff's comment.

Form 8-K
Filed September 8, 2011
Exhibit 99.1

1.
We note your response to comment two from our letter dated September 14, 2011. Refer to your reconciliation of Forecasted Net Income to Forecasted Adjusted EBITDA and Forecasted Adjusted EBITDAR. As presented, your net income forecast is premised on “no goodwill or intangible asset impairment charge.” While you indicate that Forecasted Adjusted EBITDA and Forecasted Adjusted EBITDAR will not be impacted by any impairment charge, Forecasted Net Income will be.

Since at the date of the issuance of the revised guidance, you were conducting an interim goodwill impairment test as you represented in your response, we continue to believe that it does not seem appropriate to issue a revised 2011 guidance assuming no goodwill impairment charge without clearly communicating to your investors that in light of potential impairment indicators, including but not limited to the CMS' 11.1% reimbursement rate cuts and its resultant impact on your market price, you were currently conducting an interim goodwill test to determine whether an impairment charge was necessary. Therefore, we believe that you should amend your Form 8-K to state that the Company is currently conducting an interim goodwill impairment test, the result of which is not reflected in your Forecasted Net Income to ensure a balanced discussion of forecasted GAAP and non-GAAP measures. Please revise or advise.

Response: Today we filed an amendment to the Form 8-K as requested by the Staff. The Form 8-K amendment also includes disclosure under Item 2.06 in response to our telephone conversations with the Staff on October 12, 2011 and October 13, 2011.

*****

In connection with the Company's responses to the Staff's comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Devasis Ghose

Devasis Ghose
Chief Financial Officer

cc (via email):	Roland Rapp, Esq., General Counsel
R. Scott Shean, Esq., Latham & Watkins
Christopher N. Felfe, Chief Accounting Officer
Thomas J. Roach, Ernst & Young

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